Mail Stop 6010

      April 20, 2006

Lori Freedman, Esq.
Vice President for Corporate Affairs
pSivida Limited
400 Pleasant Street
Watertown, MA 02472

      Re: 	pSivida Limited
      Registration Statement on Form F-3
      Filed March 28, 2006
      File No. 333-132776
      Registration Statement on Form F-3
      Filed March 28, 2006
      File No. 333-132777

Dear Ms. Freedman:

	We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. It appears that the registrant does not meet the condition in
Instruction I.A.2 to use Form   F-3 because your most recent Form
20-
F was not timely filed.  Please revise your filings accordingly.

2. The pro forma financial statements included in your
registration
statement should be updated, as necessary, to comply with Item 8
(5)
to the Instructions of Form 20-F at the effective date of the registration statement. In addition, please incorporate by reference your Form 6-K filed on March 16, 2006 which includes your results for the six months ended December 31, 2005.

3. Provide a currently dated consent from each of the independent public accountants with the next amendment.

Note 2.  Purchase Price Allocation, page 23

4. We note on October 3, 2005 you filed a Form 6-K to announce you had entered into an agreement to acquire Control Delivery Systems, Inc. (CDS) in a merger transaction. Also, we further note from your disclosure in note 2 of the pro forma statements that you issued 15,082,038 ADSs with an estimated fair value of US$102 million and 901,623 nonvested ADSs with an estimated fair value of US$6.1 million based on a value of US$6.762 per ADS. Paragraph 22 of SFAS 141 states that the fair value of securities issued to effect a business combination that is traded in the market should be valued using the market price for a reasonable period before and after the date that the terms of the acquisition are agreed to and announced. EITF 99-
12, issue 1, defined a reasonable period of time is intended to be very short, such as a few days before and after the acquisition is agreed to and announced (the measurement date). From your Form 6-K, it would appear that measurement date is October 3, 2005 and the fair value of the shares issued would be determined using the closing prices a few days before and after this date. Tell us supplementally what date you determined was the measurement date and also, the basis you used to value the shares in the pro forma financial statements.
We may have further comment after a review of your response.

5. You state that the pro forma financial statements reflect preliminary estimates of the allocation of the purchase price for the acquisition of CDS and that such allocation may be adjusted based on the actual outcome of the independent valuation. Please clarify for the reader the potential impact on the financial statements of any reallocation and those assets and liabilities subject to significant changes.

Note 3. Pro Forma Adjustments, page 24

6. Reference is made to pro forma adjustments 3(d) and 3(o). We note that you have allocated A$120 million of the purchase price to patents that were acquired. Please tell us and revise to disclose the following:

* Describe the nature of the patents that were acquired. For instance, explain if these patents were related to CDS` Vitrasert and
Retisert products that have approved by the FDA for treatment of two sight-threatening eye diseases and/or for products not yet developed.
To the extent for products not yet developed or for technology tell us how you evaluated each for impairment purposes.
* How you determined the estimated fair value of the patents; and
* Your basis for using an estimated useful life of twelve years.

Please be detailed in your response. We may have further comment after receipt of your response.

7. Reference is made to pro forma adjustment 3(e). We note that the excess of the purchase price over the net assets acquired in the CDS acquisition resulted in goodwill of approximately A$51.5 million. Tell us and revise to include a robust discussion of the factors that contributed to a purchase price that resulted in recognition of a significant amount of goodwill. Refer to the guidance in paragraph
51(b) of SFAS 141.

8. Reference is made to pro forma adjustment 3(n). We note that you have provided the historical statement of operations for CDS for the year ended June 30, 2005. We further note that you have conformed this information by starting with the audited historical financial statements of CDS for the year ended December 31, 2004 (as included in the filing by incorporation by reference) and subtracting the period January 1, 2004 to June 30, 2004 to arrive at the period July
1, 2004 to December 31, 2004. Then this result is added to the results for the period January 1, 2005 to June 30, 2005. Please present such information in a tabular format to show the reader how you have conformed the financial information of CDS to pSivida`s year-end.

Exhibit 23.1

9. We note that the independent auditors have consented to the use of their audit report dated December 2, 2005 on the financial statements of CDS for the year ended December 31, 2004. However, the independent audit report contained in the Form 6-K filed December 22,
2005 refers to the three year period ended December 31, 2004. Please include a revised consent from the independent auditors that refers to the appropriate periods that were audited and reference the specific Form 6-K that includes the audited financial statements of
CDS.

      As appropriate, please amend your registration statements in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.



      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statements, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filings effective, it does not foreclose the
Commission from taking any action with respect to the filings;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filings effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filings; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filings.

      We will consider written requests for acceleration of the effective date of the registration statementa as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statements. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Tara Harkins at (202) 551-3639 or Michele
Gohlke, Branch Chief, at (202) 551-3327 if you have questions regarding comments on the financial statements and related matters.
Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3800 with any other questions.

      						Sincerely,



      						Peggy Fisher
      						Assistant Director

cc (via fax): Lawrence Goodman, Esq.
pSivida Limited
April 20, 2006
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